SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.                  Description


Exhibit No. 1     UK Gambling Act released on 08 April 2005
            2     Director Shareholding released on 12 April 2005
            3     Holding(s) in Company released on 19 April 2005
            4     Holding(s) in Company released on 21 April 2005
            5     Holding(s) in Company released on 21 April 2005


Exhibit No. 1


                          The Rank Group Plc ("Rank")
                                UK Gambling Act

The key changes to the Gambling Act (the "Act"), which was enacted yesterday, and which are likely to affect Rank's gaming operations, are:

- A doubling in the number of Category B gaming machines to be allowed in each existing casino to 20 per casino
- A four-fold increase in the level of stakes and a doubling in the maximum prize for Category B machines in casinos from 50p and GBP2,000 to GBP2 and GBP4,000 respectively

These amendments are welcome and have gone some way to alleviate many of the concerns over possible damage to the existing UK casino industry, had the Bill been passed without amendment. The fact that there will be only one regional casino in the UK, at least initially, is also sensible.

However, the Government has maintained its position in allowing new large and small casinos to offer a greater range and number of gaming products than existing casinos, thereby creating a two-tier market. Whilst Rank will compete for each of the new casino licences, as and when they are identified and become available, we will also continue to lobby aggressively for comparable rights for existing casinos.

Rank believes that, despite the lack of a level playing field, the new law, combined with the establishment of the Gambling Commission, will create a cohesive and rigorous regulatory regime for all forms of betting and gaming in the UK. Such a framework will help to extinguish many of the inconsistencies which have become apparent in recent years, and maintain the UK's reputation as being one of the world's best regulated gaming markets.

The other key measures which will be introduced as part of the new Act are:

- Removal of the 24 hour rule in casinos and bingo clubs
- Ability of casinos to advertise, subject to a strict code of conduct
- Abolition of permitted areas
- No statutory limits on the level of stakes and prize in bingo games
- No restriction on the frequency of multiple bingo games
- Roll-over jackpots to be permitted in bingo

Commenting on the new Act, Mike Smith, Rank's Chief Executive, said:

"The Act represents a much improved and more balanced framework than that put forward at the end of December 2004. As one of the UK's largest gaming companies with 120 bingo clubs and 36 casinos, as well as on-line and telephone sportsbetting, Rank will continue to work closely with Government to ensure the smooth and timely introduction of the measures contained in this important piece of legislation."

Enquiries:
The Rank Group Plc                                     Tel: 020 7706 1111
Mike Smith, Chief Executive
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                               Tel: 020 7379 5151
Suzanne Bartch

Exhibit No. 2


                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     IAN DYSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     SALE OF SHARES

7)   Number of shares/amount of
     stock acquired

     -

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

     50,000

10)  Percentage of issued Class

     NOT SIGNIFICANT

11)  Class of security

     ORDINARY 10p

12)  Price per share

     277.50p

13)  Date of transaction

     12/4/05

14)  Date company informed

     12/4/05

15)  Total holding following this notification

     97,350

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries



25) Name and signature of authorised company official responsible for making this notification

     CHARLES CORMICK

     Date of Notification     12 APRIL 2005

Exhibit No. 3


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE CAPITAL GROUP COMPANIES, INC
     ON BEHALF OF ITS AFFILIATES, INCLUDING
     CAPITAL RESEARCH AND MANAGEMENT COMPANY


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANY
     IN (2) ABOVE AND ITS SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

      ORDINARY SHARES

10)  Date of transaction

     15 APRIL 2005

11)  Date company informed

     19 APR 2005

12)  Total holding following this notification

      20,330,000 SHARES OF 10P EACH

13)  Total percentage holding of issued class following this notification

     3.26%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     TEL 0207 535 8133


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ...19 APRIL 2005........


Letter to The Rank Group Plc
18 April 2005


Re:  Section 198 Notification


       Enclosed is a Section 198 Notification dated 15 April 2005.


The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management business. The investment management business is divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. In the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan. For a more complete description of our organization, please visit our Web site at www.capgroup.com.

Neither CGC nor any of its subsidiaries own shares of your company for their own account. Rather, the shares reported in this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Furthermore, CRMC and CGII act separately from one another and from CGC in exercising investment discretion over their managed accounts.


For the purposes of this Notification an outstanding share balance of 624,055,505 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current.

Letter from Capital Group Companies


To:  The Rank Group Plc
Date: 15 April 2005


                          SECTION 198 NOTIFICATION
                            Notification of New

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, pursuant to
Section 198 of the Companies Act 1985.


The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

          Share capital to which this relates:

      Ordinary Shares (624,055,505 shares outstanding)

   Number of shares in which the Companies have an interest:

        20,330,000

Name(s) of registered holder(s):

                                  See Schedule B


As Of 15 April 2005

The Rank Group Plc

                                                       Number of     Percent of
                                                       Shares       Outstanding

The Capital Group Companies, Inc. ("CG") holdings      20,330,000     3.258%

Holdings by CG Management Companies and Funds:

"Capital Research and Management Company              20,330,000     3.258%



                                    Schedule A


                 Schedule of holdings in The Rank Group Plc
                           As of 15 April 2005

                  Capital Research and Management Company


Registered Name                                              Local Shares

Chase Nominees Limited                                         20,330,000


                                                    TOTAL      20,330,000


                                   Schedule B

Exhibit No. 4


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

      SEE BELOW LETTER

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

      12 APRIL 05

11)  Date company informed

      21 APRIL 05

12)  Total holding following this notification

      73,921,583

13)  Total percentage holding of issued class following this notification

      11.84%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL
      TEL 020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .....21 APRIL 2005...................


NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held:    RANK GROUP PLC

2. Notifiable Interest:     ORDINARY SHARES

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.     The notifiable interests also comprise the notifiable interest of

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


SCHEDULE A

SECURITY: RANK GROUP PLC                                 Amendment No 17


                    SHARES HELD  MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                      22,900     FIA(K)L    STATE STREET HONG KONG Total
                    2,256,208    FII        BANK OF NEW YORK EUROPE LDN Total
                    1,846,156    FII        JP MORGAN, BOURNEMOUTH Total
                      124,600    FIL        BANK OF NEW YORK BRUSSELS Total
                       25,483    FIL        BROWN BROS HARRIMN LTD LUX Total
                      543,600    FIL        JP MORGAN, BOURNEMOUTH Total
                      594,400    FIL        NATIONAL ASTL BK MELBOURNE Total
                      250,400    FIL        NORTHERN TRUST LONDON Total
                      218,740    FIL        STATE STR BK AND TR CO LNDN (S Total
                   35,489,485    FISL       JP MORGAN, BOURNEMOUTH Total
                    8,198,271    FMRCO      JPMORGAN CHASE BANK Total
                      764,506    FMRCO      MELLON BANK N.A. Total
                      191,400    FMRCO      NORTHERN TRUST LONDON Total
                    2,067,027    FMRCO      STATE STREET BANK AND TR CO Total
                      265,500    FMTC      BANK OF NEW YORK Total
                      879,500    FMTC       BROWN BROTHERS HARRIMAN AND CO Total
                      312,300    FMTC       JPMORGAN CHASE BANK Total
                      397,100    FMTC       NORTHERN TRUST CO Total
                    1,148,193    FMTC       STATE STREET BANK AND TR CO Total
                    3,238,800    FPM       BANK OF NEW YORK BRUSSELS Total
                      553,200    FPM        BANKERS TRUST LONDON Total
                       19,300    FPM        CHASE MANHATTAN LONDON Total
                      138,000    FPM        CHASE MANHTTN BK AG FRNKFRT (S Total
                      515,900    FPM        CITIBANK LONDON Total
                      167,100    FPM        CLYDESDALE BANK PLC Total
                       16,500    FPM        DEXIA PRIVATBANK Total
                      526,200    FPM        HSBC BANK PLC Total
                    2,779,930    FPM        JP MORGAN, BOURNEMOUTH Total
                       76,800    FPM        JPMORGAN CHASE BANK Total
                    1,483,027    FPM        MELLON BANK Total
                      279,300    FPM        MIDLAND SECURITIES SERVICES Total
                       44,300    FPM        NORDEA BANK AB Total
                    5,500,257    FPM        NORTHERN TRUST LONDON Total
                    2,987,200    FPM        STATE STR BK AND TR CO LNDN (S Total
                   73,921,583              Grand Total Ordinary Shares



CURRENT OWNERSHIP PERCENTAGE:  11.84.%

SHARES IN ISSUE:     624,371,011...

CHANGE IN HOLDINGS SINCE
 LAST FILING:           (4,384,505) ordinary shares

Exhibit No. 5


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT COMPANY


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANY IN (2) ABOVE AND ITS SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE SCHEDULE BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     19 APRIL 2005


11)  Date company informed

     21 APRIL 2005


12)  Total holding following this notification

     26,220,834 SHARES OF 10P EACH


13)  Total percentage holding of issued class following this notification

     4.20%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification

     21 APRIL 2005



Letter to The Rank Group Plc
Letter dated 20 April 2005


Re:  Section 198 Notification


     Enclosed is a Section 198 Notification dated 19 April 2005.


For the purposes of this Notification an outstanding share balance of 624,055,505 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.



                          SECTION 198 NOTIFICATION
                          Notification of Increase


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, pursuant to
Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

   Share capital to which this relates:

      Ordinary Shares (624,055,505 shares outstanding)

   Number of shares in which the Companies have an interest:

      26,220,834

   Name(s) of registered holder(s):

      See Schedule B



As of 19 April 2005

The Rank Group Plc

                                                        Number of    Percent of
                                                           Shares   Outstanding

The Capital Group Companies, Inc. ("CG") holdings      26,220,834        4.202%

Holdings by CG Management Companies and Funds:

- Capital Research and Management Company              26,220,834        4.202%


                                    Schedule A



                 Schedule of holdings in The Rank Group Plc

                           As of 19 April 2005
                  Capital Research and Management Company


Registered Name                                      Local Shares
Chase Nominees Limited                                 26,220,834

                                            TOTAL      26,220,834

                                   Schedule B

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  25 April 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary